EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Mary Magnani & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

Global Sources and United Business Media joint venture eMedia Asia Limited acquires EDN-China and EDN-Asia

Transaction to extend eMedia Asia’s reach in China’s electronics community

HONG KONG, April 4, 2011 – Global Sources Ltd. (NASDAQ: GSOL) announced that eMedia Asia Limited (eMedia Asia), a joint venture between Global Sources (60.1%) and United Business Media (39.9%), has acquired Canon Communications Asia Pte. Ltd. and Beijing Reed Advertising Services Co., Ltd. – which together own EDN-China, EDN-Asia and certain associated titles – from Canon Communications LLC, a subsidiary of United Business Media Limited (LSE: UBM.L) for a cash consideration of US$4 million.

EDN-China and EDNChina.com are amongst the leading publications and websites for China’s electronics design community. The number of its registered online members has surpassed 400,000, along with the 40,000 subscribers to the print and digital edition magazine.

Global Sources' chairman and CEO, Merle A. Hinrichs, said: “While China-made electronic products are available worldwide, China-designed electronics have also gained vast popularity overseas, especially in emerging markets. With the acquisition of EDN-China, eMedia Asia further expands the reach of its multi-channel media network that serves to advance the design capability and competitiveness of electronics manufacturers throughout China.”

eMedia Asia’s existing portfolio includes the leading electronic design print and online networks, EE Times-China, Electronic Design-China and Electronics Supply & Manufacturing-China, which extends complete technical and industry information to engineers and leaders of China electronics manufacturers in print, online and via component cataloging. These, together with EDN-China, offer the greatest reach in China’s electronics industry to over 1.2 million technology decision makers, and will now offer a total of over 150,000 subscribers of print magazines as well.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 1 million active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on over 5.5 million products and more than 262,000 suppliers annually through 14 online marketplaces, 13 monthly print and 18 digital magazines, over 80 sourcing research reports and 73 specialized trade shows a year across nine cities.

Verified suppliers receive more than 127 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 40 years. Global Sources' network covers more than 60 cities worldwide. In mainland China, Global Sources has about 2,700 team members in more than 40 locations, and a community of over 2.8 million registered online users and magazine readers for its Chinese-language media.

About eMedia Asia Limited
eMedia Asia Limited is a joint venture between Global Sources (60.1%) and United Business Media’s EETimes Group (39.9%).

eMedia Asia  provides 500,000-plus technology decision-makers throughout Asia and China with access to a multichannel media network. Through its technical events, publications and online network, eMedia Asia leads in providing the region’s electronics community with the business and technical information they need to remain competitive.

About UBM

UBM focuses on two principal activities: worldwide information distribution, targeting and monitoring; and the development and monetisation of B2B communities and markets. UBM’s businesses inform markets and serve professional commercial communities – from doctors to game developers, from journalists to jewellery traders, from farmers to pharmacists – with integrated events, online, print and business information products. UBM's 5,900 staff in more than 30 countries are organised into specialist teams that serve these communities, bringing buyers and sellers together, helping them to do business and their markets to work effectively and efficiently.

For more information, go to www.ubm.com.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.